Exhibit 99.3

Supplemental Material for Financial Results for FY2011 (Unconsolidated)
< Japan GAAP >

	FY2010					FY2011

	1Q	2Q	3Q	4Q	12 months	1Q	2Q	3Q	4Q	12 months
	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2010/1-3)	(’09/4-’10/3)	(2010/4-6)	(2010/7-9)	(2010/10-12)	(2011/1-3)	(’10/4-’11/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	589	770	921	926	3,206	781	831	744	648	3,004
Overseas Vehicle Production (thousands of units)	785	996	1,144	1,146	4,071	1,032	1,041	1,121	1,144	4,338
Domestic Vehicle Retail Sales (thousands of units)	272	373	409	481	1,535	373	431	282	321	1,407	(Note 6)
Exports Vehicles Sales (thousands of units)	307	417	477	443	1,644	424	420	458	396	1,698
North America	131	182	206	171	690	159	163	159	119	600
Europe	58	68	60	68	254	74	69	85	101	329
Asia	31	34	46	49	160	38	38	59	47	182
Central and South America	5	12	16	19	52	20	22	22	17	81
Oceania	34	40	43	42	159	40	41	43	34	158
Africa	10	16	19	15	60	18	18	21	14	71
Middle East	36	64	86	77	263	73	68	68	63	272
Other	2	1	1	2	6	2	1	1	1	5
Housing Sales (units)	673	982	1,205	1,323	4,183	854	1,095	―	―	1,949	(Note 7)
Net Revenues (billions of yen)	1,628.7	2,027.9	2,439.9	2,501.3	8,597.8	2,136.4	2,220.0	2,039.2	1,847.2	8,242.8
Domestic	658.4	776.1	989.7	1,098.9	3,523.1	804.6	932.9	670.3	651.4	3,059.2
Exports	970.3	1,251.7	1,450.3	1,402.3	5,074.6	1,331.7	1,287.2	1,368.8	1,195.8	5,183.5
Operating Income (billions of yen)	-181.8	-83.9	-20.2	-42.1	-328.0	-63.8	-85.6	-134.1	-197.4	-480.9
(Operating Income Ratio) (%)	(-11.2)	(-4.1)	(-0.8)	(-1.7)	(-3.8)	(-3.0)	(-3.9)	(-6.6)	(-10.7)	(-5.8)
Ordinary Income (billions of yen)	12.4	-58.7	23.1	-53.9	-77.1	163.1	27.7	-77.4	-160.4	-47.0
(Ordinary Income Ratio) (%)	(0.8)	(-2.9)	(0.9)	(-2.2)	(-0.9)	(7.6)	(1.2)	(-3.8)	(-8.7)	(-0.6)
Net Income (billions of yen)	5.9	-24.7	24.7	20.2	26.1	180.3	20.7	-38.0	-110.3	52.7
(Net Income Ratio) (%)	(0.4)	(-1.2)	(1.0)	(0.8)	(0.3)	(8.4)	(0.9)	(-1.9)	(-6.0)	(0.6)
R&D Expenses (billions of yen)	176.0	164.7	161.3	105.6	607.6	159.7	164.4	156.0	155.8	635.9
Depreciation Expenses (billions of yen)	70.0	74.0	74.9	77.3	296.2	51.9	55.9	56.4	58.2	222.4
Capital Expenditures (billions of yen)	29.9	23.0	34.3	59.1	146.3	15.2	30.0	23.4	63.9	132.5

Analysis of Unconsolidated Net Income for FY2011 (billions of yen, approximately)	4Q (2011/1-3)	12 months (’10/4-’11/3)
Marketing Efforts	-120.0	130.0
Effects of Changes in Exchange Rates	-90.0	-330.0
Cost Reduction Efforts	30.0	100.0
From Engineering	30.0	80.0
From Manufacturing and Logistics	0.0	20.0
Increase in Expenses, etc.	20.0	-50.0
Other	4.7	-2.9
(Changes in Operating Income)	-155.3	-152.9
Non-operating Income	48.8	183.0
Income Taxes, etc.	-24.0	-3.5
(Changes in Net Income)	-130.5	26.6

(Note 1)
Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries
(Note 6)	Shows vehicle retail sales beginning with this period (FY2011) (including results of the previous year)
(Note 7)	Toyota Housing Corporation succeeded Toyota Motor Corporation’s housing business as of October 1, 2010

Supplemental 4